Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 4 to the Registration Statement (Form S-3 No. 333-108926) and related Prospectus of Cell Therapeutics, Inc. for the registration of $75,000,000 4% Convertible Senior Subordinated Notes due July 1, 2010 and the common stock issuable upon conversion of the notes and to the incorporation by reference therein of our reports dated February 28, 2005, with respect to the consolidated financial statements and schedules and management’s assessment of the effectiveness of internal control over financial reporting included in the Annual Report (Form 10-K) of Cell Therapeutics, Inc. for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Grant Thornton LLP

Seattle, Washington

September 8, 2005